07024957

RocheBay PLC

RECEIVED

2007 JUL -5 P 12:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN, that the Annual General Meeting of Members of Roche Bay Public Limited Company will be held on Tuesday, the 26th day of June 2007, at the hour of 16:00 (Gibraltar time), at the offices of Hassans, International Law Firm, 57-63 Line Wall Road, Gibraltar, and by telephone conference call, for the purposes described in this Notice. Members are cordially invited to attend this meeting in person or by telephone.

1. To elect 6 Directors, three for a 3-year term, one for a 2-year term and two for a 1-year term.
2. To appoint auditors for the year ending 31 March 2008.
3. To table the financial statements for the year ended 31 March 2007.
4. To vote on whether the dividend of Advanced Explorations Inc. Rights to U.S. shareholders will be in the form of shares or cash (Please refer to the Information Circular for more information on this transaction).
5. To approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of Members of the Company.
6. To transact any further business as may properly come before the meeting.

SUPPL

Dated this 4th day of June 2007.

By Order of the Board of
Roche Bay plc

Peter Vanderwicken
Chairman of the Board

Benjamin J. Cox
President/CEO and Director

Members who are unable to attend the meeting in person are requested to date, sign, and return the enclosed form of proxy in the envelope provided for that purpose, or to fax it to +44.207.900.3292. The proxy will be available for voting at the Roche Bay website, www.rochebay.gi, from 12 June 2007. The proxy will also be accepted if sent in electronic form to proxy@rochebay.gi. **IF YOU PLAN TO ATTEND BY TELEPHONE**, please use your Username and Password, printed on your Proxy, to log-in on the Company Web Site www.rochebay.gi to obtain the call-in phone number and entry code for the telephone conference call. In any event, we would appreciate your proxy before the meeting and you will still be able to vote in person or by phone at the meeting. There is always a possibility that the phone lines will be inoperative at the time of the meeting and sending in the proxy ensures that your vote will be counted. **Please note:** the Annual Report, including the audited financial statements, and the Information Circular, will be available by or before June 18 for review at: www.rochebay.gi/investor/corpinfo.shtml

PROCESSED

JUL 13 2007

THOMSON FINANCIAL

dlw 7/11

RocheBay PLC

PROXY

SOLICITED BY MANAGEMENT

I/We ____ being a member of the above Company with shares HEREBY APPOINT Peter Vanderwicken, Benjamin J. Cox, Moshe R. Cohen and STM Fidecs Management (Gibraltar) Limited, each with full power to act without the others and each with full power of substitution, or in lieu of the foregoing ________________ ________________________ to be my/our proxy to vote for me/us at the meeting of members to be held in Gibraltar, and by telephone on the 26th day of June 2007, at the hour of 16:00 hours (Gibraltar Time), or at any adjournment thereof.

(a) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Joseph J. Cox**, Director, for a three year term.

(b) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **William B. Johnston**, Director, for a three year term.

(c) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Peter Vanderwicken**, Director, for a three year term.

(d) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Moshe R. Cohen,** Director, for a two year term.

(e) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Jonathan A. Gershlick**, Director, for a one year term.

(f) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Duncan Kretovich**, Director, for a one year term.

(g) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the appointment of **Moore Stephens, Chartered Accountants**, Gibraltar, for Auditors of the Company for the year ending 31 March 2008.

(h) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) The Company entered into a joint venture with a Canadian company called Advanced Explorations Inc. (*"AEI"*) pursuant to which AEI will develop and participate in any profits of certain Canadian leases owned by the Company in exchange for, among other things, issuing to the Company rights to purchase shares of AEI, which trade on the Toronto Stock Exchange. Each right will have a strike price of 35 cents Canadian (CDN $0.35) and will entitle its holder to purchase one share of AEI. The rights are exercisable immediately, but transfer of the shares will not be permitted for a four-month period following the date of issue of the rights. The rights are to be distributed by AEI directly to the Company. In order to avoid filing a registration statement with the U.S. Securities and Exchange Commission in respect of the shares underlying the rights, the Company must distribute the rights in one of the following two ways (each of which would be exempt from registration under U.S. securities law). Option I would be for the Company to distribute such rights in the form of rights to all shareholders with the strike price of CDN $0.35 in respect of the rights of the Company's U.S. shareholders (but not any non-U.S. shareholder) being paid by the Company. Option II would be for the Company to distribute such rights in the form of rights to non-U.S. shareholders, and cash consisting of the amount realized on the sale of the rights shares of AEI on the Toronto Stock Exchange less the strike price of CDN $0.35 to U.S. shareholders. NOTICE: IF YOU VOTE FOR THIS PROVISION, YOUR VOTE MEANS THAT THE COMPANY MAY EFFECT EITHER OPTION I OR OPTION II. IF YOU VOTE AGAINST THIS PROVISION, YOUR VOTE MEANS THAT THE COMPANY WILL EFFECT OPTION II. For more information, please see the Information Circular.

(g) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) to approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of the Members of the Company.

Signed this ______ day of __________________ 2007

____

Signature of Member (name to be written exactly as it appears to the left, or on your share certificate, or Signature of Member and Intermediary's Name in which the shares are held)

Number of shares owned:

(see back for Username, Password & Notes)

RocheBay PLC

PROXY

For voting on-line, you will need both: **Username:** **Password:**

Shareholders are requested to confirm or provide the following information:
Citizenship: ______________________
Occupation: ______________________
Phone #: ______________________
Email: ______________________

NOTES:

(1) EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by inserting the name of the person to be appointed in the space provided after "in lieu of the foregoing," or by completing another proper form of Proxy. Each member can vote their proxy and attend the meeting and vote in person or vote electronically. The Record Date for the meeting is 30 April 2007.

(2) If this form of Proxy is to be utilized, it must be dated and signed by the member, or by an Attorney duly authorized in writing, or, if the member is a Corporation, under its Corporate Seal or under the hand of an Officer or Attorney thereof duly authorized. This proxy is acceptable if sent by electronic form to proxy@rochebay.gi, and also can be voted at the Roche Bay Web Site www.rochebay.gi from 12 June 2007. Faxed copies are acceptable if sent to +44.207.900.3292, or any Roche Bay corporate office.

(3) Unless otherwise specified, the shares represented by this Proxy instrument will be voted. If the choice is specified with respect to the matter to be dealt with at the meeting referred to above, such shares will be voted in accordance with the specifications made. IF NO CHOICE IS SPECIFIED, it is presently intended to vote such shares for the approval of all matters set out in the notice; including the election of JOSEPH J. COX, WILLIAM B. JOHNSTON, and PETER VANDERWICKEN each for a 3-year term, MOSHE R. COHEN for a two-year term, and JONATHAN A. GERSCHLICK and DUNCAN KRETOVICH each for a one-year term, and the appointment of MOORE STEPHENS, Chartered Accountants, as auditors, and THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO DO SO. This Proxy also confers authority for the above named to vote in his/their discretion with respect to amendments or variations to the matters identified in the Notice of Annual Meeting accompanying this Proxy instrument or matters which may properly come before the meeting.

END